FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of £13.05 per share on 7 October 2010, and Ordinary share ADRs in GlaxoSmithKline plc purchased at a price of $41.42 per ADR on 7 October 2010, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 7 October 2010.

	Ordinary shares	ADRs
Dr M M Slaoui	144.82	131.86
Mrs C E Bruck Slaoui	43.12	6.43
Mr J M Clarke	366.54
Mr M Dunoyer	175.25
Mr E J Gray	206.95
Mr W C Louv		103.26
Mr D J Phelan		252.35
Dr D Pulman		155.30
Mr D S Redfern	112.05
Mr J R Stéphenne	542.35
Ms C Thomas	84.82
Mr P J T Vallance	50.73

The Company was advised of this information on 13 October 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

13 October 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  October 13, 2010

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc